Exhibit 99.1

Azure Power ties up with India’s Premier Energies Group for solar cells and modules

New Delhi, June 13, 2022: Azure Power Global Limited (NYSE: AZRE) ("Azure" or "the Company"), a leading independent sustainable energy solutions provider and renewable power producer in India, today announced that it has executed a Module Supply Agreement (“MSA”) with Premier Energies Group (“Premier Group”), one of India’s leading manufacturers of solar PV cells and modules, for supply of modules up to 600 MW p.a. for next four years.

The Company also entered into an agreement to invest INR 1,000 million (~US$ 12.9 million) in the Premier Group, of which an investment of INR 455 million (~US$ 5.9 million) has been made for the subscription of equity shares & compulsorily convertible debentures issued by Premier Energies Investment Private Limited (“PEIPL”), towards subscription of 26% shareholding in PEIPL. The balance of INR 545 million (~US$ 7 million) will be made in the form of subscription to optionally convertible debentures issued by Premier Energy Limited (“PEL”). PEIPL is setting up a 1 GW cell and module manufacturing facility in India as part of its expansion plans.

Sri Kalvakuntla Taraka Rama Rao, Honourable Minister for Municipal Administration & Urban Development, Industries & Commerce, and Information Technology, Government of Telangana stated that the state government has allotted additional 20 acres of land in electronic city for this expansion plan under Telangana Mega Projects. Commenting on the announcement, the minister said, “Government of Telangana appreciates the repeat investment from Premier Energies and Azure Power. We are proud to host their existing state of the art facility in E-City, Telangana and with the new investments, we are confident that they are going to grow bigger, and we assure our complete support to all our entrepreneurs to reach great heights.”

Speaking on this occasion, Mr. Alan Rosling, Chairman, Azure Power said, “Having a long-term supply visibility is an important factor towards de-risking our business. Premier is operating one of the most advanced state of the art solar cell and module line in the country, and we are pleased to partner with Premier. This partnership is a prudent step towards securing long term sustainable value for our stakeholders and towards actualization of India’s vision of Atmanirbhar Bharat.”

On this announcement, Mr. Surender Pal Singh, Chairman, Premier Energies said “We, at Premier are honored to partner with Azure Power in the solar manufacturing space in India. Premier has a legacy of over 27 years in solar manufacturing and this partnership further strengthens Premier’s leadership position in India.”

Mr. Chiranjeev Saluja, Managing Director, Premier Energies said “This is the first of its kind strategic partnership between an Independent Power Producer and a solar manufacturing company in India. This marks a major milestone in Government of India’s goal of Make in India.”

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit 99.1

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and renewable power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. We also partner with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

About Premier Group

Premier Energies, incorporated in 1995, is currently the second largest integrated solar cell and module manufacturers in India. The Premier group has state of the art manufacturing facilities in Hyderabad, having an operational capacity of 750 MW solar cells and 1,250 MW solar modules.

Premier has recently raised USD 25.8 Million from GEF Capital Partners, one of the leading climate focused growth PE fund. The group is currently focused on the expansion of its manufacturing facilities and will have an operating capacity of 1,750 MW cells and 2,250 MW modules by December 2022.

For more information, visit:  www.premierenergies.com

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com